NEWS RELEASE

Augusta Announces US$40 Million Debt Refinancing and Copper Concentrate
Off-take Commitment

Vancouver, BC, January 4, 2010 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce that Augusta and Red Kite Explorer Fund LP (“Red Kite”) have signed a credit approved term sheet relating to a US$40 million senior secured loan and copper concentrate off-take agreement for the Rosemont copper project. Red Kite has issued a commitment letter subject to any required regulatory approvals and customary due diligence and legal documentation.

Proceeds from the loan will be used for the redemption of the existing US$40 million dollar short-term debt on the balance sheet of Augusta’s 100%-owned subsidiary Rosemont Copper Company. Interest will be payable at a rate of LIBOR plus 4.5% . The loan agreement is expected to close in February 2010 and will mature on the earlier of: (i) two years from the closing date, or (ii) the date of closing of the Rosemont project senior debt financing facility. Augusta retains maximum flexibility as the loan is pre-payable without penalty at any time prior to maturity. Augusta will also have a one-time option to be declared no later than 18 months after closing the loan agreement to extend the maturity date by one year for a fee of 2%.

Under the terms of the off-take agreement, Red Kite will purchase up to 15% of Rosemont’s copper concentrates up to a maximum of 45,000 dry metric tonnes per year, for a period of 10 years, starting with commencement of commercial production, which is expected in 2012. The off-take agreement terms include market pricing and competitive payables for metals including benchmarked treatment and refining charges.

As part of the loan agreement the Company will pay an origination fee of 2% and will also issue 1,666,666 warrants to Red Kite at closing. The warrants are exercisable into common shares of Augusta at C$3.90 per share for a period of three years.

Augusta President and CEO Gil Clausen said: “This agreement is consistent with our strategy to leverage the outstanding quality of Rosemont concentrates to create a financing structure that minimizes equity dilution and enhances our ability to deliver the Rosemont project on schedule.”

Augusta’s project financing strategy anticipates a substantial portion of the estimated US$900 million capital cost being raised from multiple sources which may include equipment-related financing, concentrate off-take financing, and senior project debt. The Company anticipates that the remaining project capital cost will be secured largely through contributions from a precious metals by-products streaming agreement, which is currently under negotiation with interested parties.

Red Kite provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney.

Augusta is being advised on the Rosemont project financing by Endeavour Financial International Corporation.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents;failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 17, 2009 . Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.~~.~~

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com